UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-35404

EMX ROYALTY CORPORATION
(Translation of registrant’s name into English)

Suite 501 – 543 Granville Street
Vancouver, British Columbia V6C 1XB
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F     [X] Form 40-F

SUBMITTED HEREWITH

Exhibits:

Exhibit	Description

99.1	Notice of the Meeting and Record Date

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMX ROYALTY CORPORATION

(Registrant)

Date: September 16, 2025	By:	/s/ Rocio Echegaray

	Name:	Rocio Echegaray
	Title:	Corporate Secretary